Exhibit 99.1

NYSE-A: ROY	NR 09-22
TSX: IRC	December 7, 2009

INTERNATIONAL ROYALTY INFORMED BY

FRANCO-NEVADA CORPORATION OF ITS INTENTION TO MAKE AN OFFER FOR IRC SHARES

DENVER, COLORADO - December 7, 2009 - International Royalty Corporation (NYSE-A:ROY, TSX: IRC) ("IRC") announced today that it has been informed of the intention of Franco-Nevada Corporation to, directly or indirectly through a wholly-owned subsidiary, make a formal all-cash offer to IRC shareholders to acquire any or all of the outstanding common shares of IRC for C$6.75 cash per share. IRC's board of directors will be meeting with its legal and financial advisors to consider an appropriate response to Franco-Nevada Corporation's intention regarding the offer and the board will communicate further with IRC's securityholders in due course.

International Royalty Corporation

International Royalty Corporation (IRC) is a global mineral royalty company. IRC holds 84 royalties including an effective 2.7% NSR on the Voisey's Bay mine, a sliding scale NSR on the Chilean portion of the Pascua-Lama project, a 1.5% NSR on the Las Cruces project and a 1.5% NSR on approximately 3.0 million acres of gold lands in Western Australia. IRC is senior listed on the Toronto Stock Exchange

(TSX:IRC) as well as the NYSE Amex (NYSE-A:ROY).

On behalf of the Board of Directors,

INTERNATIONAL ROYALTY CORPORATION

Douglas B. Silver

Chairman and CEO

For further information, please contact:

Jack Perkins, Director of Investor Relations: (303) 991-9500

Douglas B. Silver, Chairman and CEO: (303) 799-9020

info@internationalroyalty.com

www.internationalroyalty.com

Renmark Financial Communications Inc.

Barbara Komorowski: bkomorowski@renmarkfinancial.com

Tel.: 514-939-3989

Fax: 514-939-3717

www.renmarkfinancial.com